SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated* 1201 Walnut Kansas City, MO 64106 *Other applicants are listed on Exhibit H hereto	Kansas City Power & Light Company 1201 Walnut Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)

_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)
______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Paul Silverman, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20008

On July 19, 2005, an Application/Declaration on Form U-1 was filed in this proceeding by Great Plains Energy Incorporated ("Great Plains Energy') and the other applicants identified therein. The applicants hereby withdraw this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

Date: September 6, 2005.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Mark G. English__________
Name: Mark G. English
Title: General Counsel and Assistant Secretary

On behalf of Great Plains Energy Incorporated and the other applicants listed on Exhibit H.